Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

July 11, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comment Letter Dated June 9, 2014

Regarding Chindex International, Inc.

Schedule 13E-3
Filed by Chindex International, Inc., et al.

Filed May 15, 2014

File No. 5-53133

and

Preliminary Proxy Statement on Schedule 14A

Filed May 15, 2014
File No. 1-33524

Ladies and Gentlemen:

We are counsel to Chindex International, Inc. (the “Company”). Reference is made to the Staff’s comment letter dated June 9, 2014 (the “Comment Letter”) to the Company regarding the above referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A. Defined terms used but not defined herein have the meanings specified in the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on June 25, 2014.

Further to our discussions regarding comment #1 from the Comment Letter, the Company respectfully further advises the Staff that the historical business of the Company was the sales and distribution of medical devices (the “distribution business”).  The hospital and clinic business opened in 1997.  Since that time at the direction of the Company, Ms. Lipson has been primarily engaged with the hospital and clinic business and Ms. Silverberg has continued to be primarily engaged with the distribution business.  Since 2010 when the distribution business was put into a joint venture subsidiary, Chindex Medical Limited (“CML”), with Fosun as the 70% joint venture partner, Ms. Silverberg has worked full-time with the business of that joint venture.  As set forth in the Preliminary Proxy Statement, on February 17, 2014, Fosun Parent and Parent entered into an agreement providing for the disposal of the Company’s 30% interest in CML to Fosun or a party related to Fosun after the effective time of the Merger.

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Tokyo

Furthermore, it is the intention of Mr. Pemble to withdraw from all executive positions within the Company following the Merger, although he has agreed to transition his responsibilities over the course of up to one year. Neither Ms. Silverberg nor Mr. Pemble will roll over any of their existing shares or options or any other form of equity into the post-merger company.  Of the three founders, only Ms. Lipson will roll over any equity into the post-merger company.

It has been agreed in the Term Sheet attached as an Exhibit to the Support Agreement that Ms. Lipson will have the right to appoint three directors to the board of the post-merger company.  She has requested that initially the directors be herself, Ms. Silverberg and Mr. Pemble.  Pursuant to the Term Sheet, she also has the sole power to remove any of these initial directors and the sole power to appoint replacements.

The Company believes these additional facts further supports the conclusion that neither Ms. Silverberg nor Mr. Pemble are engaged in the transaction and, therefore, should not be included as filers on the Schedule 13E-3.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:	Ling Huang (Cleary Gottlieb Steen & Hamilton LLP)
Victor Lewkow (Cleary Gottlieb Steen & Hamilton LLP)
Chengfei Ding (Baker & McKenzie LLP)
Jon L. Christianson (Skadden Arps Slate Meagher & Flom LLP)

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